UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Wetula, John J.
   UCAR Graph-Tech Inc.
   11709 Madison Avenue
   Lakewood, OH  44107
2. Date of Event Requiring Statement (Month/Day/Year)
   09/15/99
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   UCAR International Inc.
   UCR
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
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1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |5,268                 |D               |                                               |
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Common Stock                               |116.312               |I               |(1)                                            |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
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1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
Performance Option (righ|(2)      |01/25/07 |Common Stock, par value|2,155    |$7.60     |D            |                           |
t to buy)               |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|08/15/95 |01/25/07 |Common Stock, par value|8,145    |$7.60     |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(3)      |02/09/96 |Common Stock, par value|8,000    |$35.00    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(4)      |02/10/07 |Common Stock, par value|2,000    |$39.31    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|02/10/97 |02/10/07 |Common Stock, par value|15,000   |$37.59    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(5)      |09/29/08 |Common Stock, par value|10,000   |$17.06    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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Time Option (right to bu|(6)      |06/30/09 |Common Stock, par value|35,000   |$25.25    |D            |                           |
y)                      |         |         | $.01 per share        |         |          |             |                           |
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___________________________________________________________________________________________________________________________________|

Explanation of Responses:
1. Represents the number of units attributable to the reporting person's participation in the Company stock fund option of the UCAR Carbon Savings Program.
2. Performance options with respect to 992 and 1,163 shares originally granted on January 26, 1995 became exercisable by the reporting person on
August 15, 1995 and December 8, 1997, respectively, after the Board of Directors authorized immediate vesting of such shares. In addition, on
January 26, 1995, the reporting person was granted performance options for 1163 shares which will become exercisable in January 2000 if certain earnings-based financial targets are met or exceeded in
1999.
3. 2,000 of such options became exercisable on May 2, 1996 and 2,000 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 4,000 options which will vest upon the earlier of
(i) the date on which the closing price of the Company's common stock has been at least $50 per share for the previous 20 consecutive trading days or
(ii) February 8, 2004.
4. 500 of such options became exercisable on May 2, 1996 and 500 of such options became exercisable on August 28, 1997. In addition, the reporting person was granted 1,000 options which will vest upon the earlier of (i) the date on which the closing price of the Company's common stock has been at leat $50 per share for the previous 20 consecutive trading days or (ii) February 10, 2005.
5. Of such options, 3333 vested on each of May 21, 1999 and July 14, 1999 and the remaining 3,334 will vest on September 29, 1999.
6. Of such options, (a) 11,666 will vest on June 30, 2000, 11,667 will vest when the closing price of the common stock is at least $30.30 for 20 consecutive trading days and 11,667 will vest when the closing orice of the common stock is at least $35.35 for 20 consecutive trading days, or (b) all options will vest on September 29, 2005, if earlier.
SIGNATURE OF REPORTING PERSON
/s/ John J. Wetula
DATE
09/24/99